Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Fiscal Year
	2012	2011	2010
Computation of Earnings:
Income before income taxes	$53,348	$51,551	$61,191
Add:
Interest expense	33,104	33,669	32,831
Amortization of debt premium/discount and expenses	2,242	2,330	2,330
Interest portion of rent expense	1,975	1,746	1,656

Earnings as adjusted	$90,669	$89,296	$98,008

Computation of Fixed Charges:
Interest expense	$33,104	$33,669	$32,831
Capitalized interest	111	159	148
Amortization of debt premium/discount and expenses	2,242	2,330	2,330
Interest portion of rent expense	1,975	1,746	1,656

Fixed charges	$37,432	$37,904	$36,965

Ratio of Earnings to Fixed Charges	2.42	2.36	2.65